Exhibit 99.2


                               PURCHASE AGREEMENT

     AGREEMENT dated as of July 7, 2003 among VF Corporation, a Pennsylvania corporation ("VF"), David Chu and Company, Inc., a Delaware corporation ("DC & Co."), and Mr. David Chu, an individual ("DC" and collectively with DC & Co., the "DC Parties").

                              W I T N E S S E T H:

     WHEREAS, concurrently with the execution and delivery of this Agreement, Nautica Enterprises, Inc., a Delaware corporation ("Nautica"), VF and Voyager Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of VF ("Merger Subsidiary"), are entering into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Merger Subsidiary will be merged with and into Nautica and the surviving corporation will become a wholly-owned subsidiary of VF (the "Merger");

     WHEREAS, Nautica (formerly State-O-Maine, Inc.), Nautica Apparel, Inc., a Delaware corporation ("Nautica Apparel"), and DC are parties to a Royalty Agreement dated as of July 1, 1987 (as such agreement has been subsequently clarified and modified on May 18, 1988 and March 1, 1990, the "Royalty Agreement");

     WHEREAS, DC has heretofore assigned all of his rights and interests in, to and under the Royalty Agreement and all of his right, title and interest in and to the Nautica Name and Mark (as defined herein) to DC & Co.;

     WHEREAS, VF desires to purchase from DC & Co. the Purchased Rights (as defined herein) and DC & Co. desires to sell, transfer, assign and deliver to VF the Purchased Rights, in each case, upon the terms and subject to the conditions set forth herein;

     NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, the parties hereto agree as follows:

     Section 1. Definitions. The following terms, as used herein, have the following meanings:

     "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person.

     "Business Day" means any day other than a Saturday, Sunday or other day on which banks in the State of New York are required or permitted to close.

     "Closing Date" means the date of the Closing.

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     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976,
as amended.

     "Lien" means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.

     "Merger Closing" means the "Effective Time" of the Merger pursuant to the Merger Agreement.

     "Nautica Name and Mark" means the name and mark "Nautica" and any and all variations and permutations thereto.

     "Person" means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

     "Royalty Revenue Amount" means, for any Royalty Revenue Period, the aggregate gross revenue accrued in respect of such period (whether received during or following the end of such period), net of any write-offs for uncollectable receivables, by VF and its Subsidiaries (which term shall include, after the Merger, Nautica or any of its Subsidiaries) under any license, royalty agreement or other arrangement or understanding of any nature, whether heretofore or hereafter existing or entered into, pursuant to which any Person (other than VF or any of its Subsidiaries, which term shall include, after the Merger, Nautica or any of its Subsidiaries) has been granted or has obtained, or is granted or obtains, rights to use the Nautica Name and Mark. For the avoidance of doubt, any such gross revenue of VF or any of its Subsidiaries, on the one hand, from VF or any of its Subsidiaries, on the other hand, shall be excluded from the calculation of Royalty Revenue Amount. For purposes of the foregoing definition, such gross revenue and any such write-offs accrued shall be determined in accordance with the practices, assumptions and procedures utilized by Nautica in determining the amounts of payments under the Royalty Agreement for the fiscal year ended March 1, 2003, but in all events in accordance with generally accepted accounting principles.

     "Royalty Revenue Period" means each of the five successive full fiscal years of VF commencing with the fiscal year ending January 1, 2005.

     "Subsidiary" means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

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     Section 2. Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, VF agrees to purchase from DC & Co. and DC& Co. agrees to (and DC agrees to cause DC & Co. to) sell, transfer, assign and deliver to VF at the Closing, free and clear of all Liens, (i) all of its rights and interests in, to and under the Royalty Agreement, (ii) all of its right, title and interest in and to the Nautica Name and Mark and any common law or copyright rights relating to the Nautica Name and Mark, together with the goodwill associated therewith, or with that part of the goodwill connected with the use of and symbolized by the Nautica Name and Mark, and the right to sue and recover for, and the right to the profits or damages due or accrued arising out of or in connection with any and all past, present or future infringements or passing off or dilution of or damage or injury to the Nautica Name and Mark or such goodwill and (iii) any and all right, title and interest that it may otherwise have in and to the intellectual property owned, held or used by Nautica or any of its Subsidiaries, and the right to sue and recover for, and the right to the profits or damages due or accrued arising out of or in connection with any and all past, present or future infringements or passing off or dilution of or damage or injury to such intellectual property (collectively, the items referred in (i), (ii) and (iii) are referred to as the "Purchased Rights").

     Section 3. Purchase Price. The purchase price (the "Purchase Price") for the Purchased Rights shall be (i) the amount of $104 million, payable at the times and in the manner provided for in Section 4 (the "Fixed Amount") plus
(ii) the Contingent Payments (as hereafter defined), payable at the times and in the manner provided for in Section 5. For income tax purposes, VF and DC & Co. agree that they will report any payments under this Agreement as made in exchange solely for the Purchased Rights, except to the extent of imputed interest as required under the Internal Revenue Code of 1986, as amended.

     Section 4. Closing. (a) The closing (the "Closing") of the purchase and sale of the Purchased Rights hereunder shall take place at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York, on the date of the Merger Closing, subject to satisfaction of the conditions set forth in Section 12, or at such other time or place as VF and the DC Parties may agree. At the
Closing:

          (i) VF shall deliver to DC & Co. $38,000,000 in immediately available funds by wire transfer to one or more accounts designated by DC& Co., by notice to VF, which notice shall be delivered not later than two Business Days prior to the Closing Date (or if not so designated, then by one or more certified or official bank checks payable in immediately available funds to the order of DC & Co. aggregating such amount).

          (ii) DC & Co. and VF shall enter into an Assignment Agreement substantially in the form attached hereto as Exhibit A, and DC

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     & Co. shall deliver to VF such bills of sale, endorsements, consents, assignments and other good and sufficient instruments of conveyance and assignment as the parties and their respective counsel shall deem reasonably necessary or appropriate to vest in VF all right, title and interest in, to and under the Purchased Rights.

     (b) The portion of the Fixed Amount not payable at the Closing shall be paid by VF to DC & Co. as follows:

          (i) $33,000,000 on the third anniversary of the Closing Date (or if such day is not a Business Day, on the next succeeding Business Day); and

          (ii) $33,000,000 on the fourth anniversary of the Closing Date (or if such day is not a Business Day, on the next succeeding Business Day),

     in each case, in immediately available funds by wire transfer to one or more accounts designated by DC& Co., by notice to VF, which notice shall be delivered not later than two Business Days prior to the due date for payment (or if not so designated, then by one or more certified or official bank checks payable in immediately available funds to the order of DC & Co. aggregating such amount).

     Section 5. Contingent Payments. (a) If the Royalty Revenue Amount for any Royalty Revenue Period exceeds $34,700,000, VF shall pay to DC & Co., within 90 days following the end of such Royalty Revenue Period, an amount in cash equal to 31.7% of such excess (each such payment, a "Contingent Payment") in immediately available funds by wire transfer to one or more accounts designated by DC& Co., by notice to VF, which notice shall be delivered not later than five Business Days prior to such due date for payment (or if not so designated, then by one or more certified or official bank checks payable in immediately available funds to the order of DC & Co. aggregating such amount).

     (b) In the event the Closing Date occurs during the third quarter of Nautica's fiscal year 2004, DC & Co. shall receive, and after the Merger Closing, VF shall cause Nautica to pay, the full quarterly royalty payment due under the Royalty Agreement in respect of the third fiscal quarter, such quarterly royalty payment to be determined in accordance with the practices, assumptions and procedures utilized by Nautica in determining the amount of payments under the Royalty Agreement for the fiscal year ended March 1, 2003, but in all events in accordance with generally accepted accounting principles; in the event the Closing Date occurs after the end of the third quarter but prior to the end of

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Nautica's fiscal year 2004, DC& Co. shall not receive any quarterly royalty payment in respect of the fourth quarter of fiscal 2004.

     (c) At the time each Contingent Payment is due, VF shall deliver to DC & Co. a written statement (each, a "Payment Statement") setting forth the amount of the Contingent Payment payable pursuant to this Section 5 with respect to the applicable Royalty Revenue Period and the calculation thereof.

     (d) DC & Co. and/or its authorized representatives shall have the right one time with respect to each Royalty Revenue Period (although such right may also be exercised as to multiple periods (up to three periods at any one time) at the same time), during normal business hours and upon reasonable prior notice, during the Royalty Revenue Periods and for two years after the end of the last Royalty Revenue Period, to audit and copy those books, records and supporting documentation of VF (and to the extent VF can make them available, the workpapers of VF's accountants) pertaining to transactions giving rise to or otherwise relating to the determination of the Royalty Revenue Amounts and the Contingent Payments, and may have access to employees of VF and its Affiliates who are responsible for overseeing or are involved in calculating the Royalty Revenue Amounts and the Contingent Payments for purposes of asking questions and obtaining information relating to such calculations. Acceptance by DC & Co. of any Contingent Payment shall not preclude DC & Co. from questioning its correctness.

     Section 6. Representations and Warranties of the DC Parties. The DC Parties, jointly and severally, represent and warrant to VF as of the date hereof and (except with respect to the representation and warranty contained in Section 6(h) below) as of the Closing Date that:

     (a) DC & Co. is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware. DC & Co. has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted. The execution, delivery and performance by DC & Co. of this Agreement and the consummation of the transactions contemplated hereby are within the corporate powers of DC & Co. and have been duly authorized by all necessary corporate action on the part of DC & Co. DC is a U.S. citizen and has the legal capacity to enter into this Agreement. This Agreement constitutes a valid and binding agreement of the DC Parties enforceable against each of the DC Parties in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity.

     (b) Except for actions and filings as may be required under the HSR Act, the execution, delivery and performance by the DC Parties of this Agreement

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and the consummation of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental body, agency or official.

     (c) The execution, delivery and performance by the DC Parties of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of incorporation or bylaws of DC & Co., (ii) assuming compliance with the matters referred to in Section 6(b), violate any applicable law, rule, regulation, judgment, injunction, order or decree which violation would have a material adverse effect on the Purchased Rights or the transactions contemplated by this Agreement, (iii) require any consent or other action by any Person under, conflict with, violate, contravene, constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation of the DC Parties or to a loss of any benefit to which either of the DC Parties is entitled, in each case that would have an adverse effect on the Purchased Rights, under any provision of any agreement or other instrument binding upon either of the DC Parties or by which any of the Purchased Rights is or may be bound (except with respect to Liens on the Purchased Rights in favor of HSBC Holdings plc and/or its Affiliates, which Liens shall be fully released on or prior to the Closing) or (iv) result in the creation or imposition of any Lien on any Purchased Rights.

     (d) Neither of the DC Parties has at any time sold, transferred, assigned or otherwise disposed of any of their respective rights or interests in, to or under the Purchased Rights, except (i) for the assignment by DC of all of his rights and interests in, to and under the Royalty Agreement and all of his right, title and interest in and to the Nautica Name and Mark to DC & Co., (ii) Liens on the Purchased Rights in favor of HSBC Holdings plc and/or its Affiliates, which Liens shall be fully released on or prior to the Closing, and
(iii) pursuant to the letter agreement, dated as of July 1, 1987, between DC and Harvey Sanders (which letter agreement was rescinded on December 1, 1988). DC & Co. will deliver the Purchased Rights to VF (or, at VF's request, to Nautica) at the Closing free and clear of all Liens.

     (e) DC possesses no rights or interests in, to or under the Royalty Agreement or the Nautica Name and Mark, or any other rights that in the hands of DC & Co. would constitute "Purchased Rights", except for any rights or interests he may have in his capacity as the sole stockholder of DC & Co.

     (f) A true, correct and complete copy of the Royalty Agreement has been delivered to VF prior to the date hereof, and such agreement has not been amended, modified or supplemented (other than by the letter agreement dated as of May 18, 1988 among Nautica (formerly State-O-Maine, Inc.), Nautica Apparel, DC and Harvey Sanders, and the letter agreement dated as of March 1, 1990 among Nautica (formerly State-O-Maine, Inc.), Nautica Apparel, Nautica International, Inc., DC & Co. and DC, true, correct and complete copies of which

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

have been delivered to VF prior to the date hereof), and such agreement is in full force and effect.

     (g) For the fiscal year ended March 1, 2003, DC & Co. received payments of $9,305,282 from Nautica pursuant to Section 4 of the Royalty Agreement.

     (h) As of the date of this Agreement, there is no action, suit, investigation or proceeding pending against, or to the knowledge of the DC Parties, threatened against or affecting the DC Parties or any of the Purchased Rights before any court or arbitrator or any governmental body, agency or official which could have any effect on the Purchased Rights or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

     (i) Neither of the DC Parties or any of their Affiliates (other than Nautica and its Subsidiaries) has at any time licensed, or in any way authorized, any Person (other than Nautica and its Subsidiaries) to use the Nautica Name and Mark.

     (j) There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the DC Parties who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

     Section 7. Representations and Warranties of VF. VF represents and warrants to the DC Parties as of the date hereof and (except with respect to the representation and warranty contained in Section 7(f) below) as of the Closing Date that:

     (a) VF is a corporation duly incorporated, validly existing and in good standing under the laws of Pennsylvania. VF has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

     (b) The execution, delivery and performance by VF of this Agreement and the consummation of the transactions contemplated hereby are within the corporate powers of VF and have been duly authorized by all necessary corporate action on the part of VF. This Agreement constitutes a valid and binding agreement of VF enforceable against VF in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity.

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     (c) Except for actions and filings as may be required under the HSR Act, the execution, delivery and performance by VF of this Agreement and the consummation of the transactions contemplated hereby require no material action by or in respect of, or material filing with, any governmental body, agency or official.

     (d) The execution, delivery and performance by VF of this Agreement and the consummation of the transactions contemplated hereby do not and will not
(i) violate the certificate of incorporation or bylaws of VF or (ii) assuming compliance with the matters referred to in Section 7(c), violate any applicable law, rule, regulation, judgment, injunction, order or decree which violation would have a material adverse effect on the transactions contemplated by this Agreement or (iii) require any consent or other action by any Person under, conflict with, violate, contravene, constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation of VF or to a loss of any benefit to which VF is entitled, in each case that would have an adverse effect on the ability of VF to perform its obligations hereunder under any provision of any agreement or other instrument binding upon VF.

     (e) VF has, or will have, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make payment of the Purchase Price.

     (f) As of the date of this Agreement, there is no action, suit, investigation or proceeding pending against, or to the knowledge of VF threatened against or affecting, VF before any court or arbitrator or any governmental body, agency or official which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

     (g) Except for Citigroup Global Markets Inc. and Financo, Inc., whose fees will be paid by VF, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of VF who might be entitled to any fee or commission from the DC Parties or any of their Affiliates upon consummation of the transactions contemplated by this Agreement.

     Section 8. Covenants of the DC Parties. (a) From the date hereof until the Closing Date, the DC Parties will not take or agree or commit to take any action that would make any representation or warranty of the DC Parties hereunder inaccurate in any respect at, or as of any time prior to, the Closing Date.

     (b) The DC Parties shall not (i) from and after the date hereof, use or attempt to register the Nautica Name and Mark or any confusingly similar mark thereto or (ii) from and after the Closing Date, oppose, attempt to cancel or in any

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way challenge any applications or registrations for, or Nautica's or VF's rights in and to, the Nautica Name and Mark or any substantially similar trademarks or service marks.

     (c) From and after the date hereof until the Closing Date (or, if earlier, the termination of this Agreement in accordance with its terms), the DC Parties shall not, and shall instruct their investment bankers, attorneys or other advisors or representatives not to, directly or indirectly, (i) solicit or initiate the submission of any Buyout Proposal (as hereinafter defined) or (ii) participate in any discussions or negotiations with any Person, or furnish to any Person any non-public information, with respect to a Buyout Proposal; provided, that the prohibition contained in this Section 8(c)(ii) shall not be applicable to any Person with or to whom, at any given time, the Board of Directors of Nautica is permitted pursuant to Section 6.03(b) of the Merger Agreement to engage in negotiations or discussions, or furnish information, with respect to an "Acquisition Proposal" (as defined in the Merger Agreement). For purposes of this Section 8(c), "Buyout Proposal" means any proposal or offer to purchase or acquire any or all of the Purchased Rights, other than the transactions contemplated hereby.

     (d) DC shall take all action necessary to cause DC & Co. to perform its obligations under this Agreement and to consummate the transactions contemplated hereby on the terms and conditions set forth herein.

     Section 9. Reasonable Efforts; Further Assurances. Subject to the terms and conditions of this Agreement, VF and the DC Parties will use their reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable laws and regulations to consummate the transactions contemplated by this Agreement. The DC Parties and VF agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate expeditiously the transactions contemplated by this Agreement and to vest in VF, at the Closing, good and marketable title to the Purchased Rights. Without limiting the generality of the foregoing, upon receipt of a written request from VF, after the Closing the DC Parties will promptly furnish all necessary documentation (to the extent reasonably available to them) relating to or supporting chain of title to confirm VF's ownership of all right, title and interest in and to the Nautica Name and Mark, provide testimony at any time in connection with any proceedings affecting the right, title, interest or benefit of VF in, to or under the Nautica Name and Mark and sign and deliver all papers, take all rightful oaths, and do all acts which, in any case, may be reasonably necessary for vesting title after the Closing to the Nautica Name and Mark in VF, its successors, assigns and legal representatives or nominees. In the event the DC Parties fail to execute such documentation after a reasonable period of time following receipt of notice, the DC Parties hereby appoint VF with full and complete authority and power of attorney to act in the stead of the DC Parties

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and to execute and record as their attorney-in-fact such transfer documentation. Notwithstanding the foregoing provisions of this Section 9, prior to the Closing neither VF nor any of its Affiliates shall (nor shall they request or cause Nautica to) oppose, attempt to cancel or in any way challenge any applications or registrations for, or Nautica's or the DC Parties' rights in and to, the Nautica Name and Mark or take any action that would be deleterious to, or inconsistent with, the DC Parties' right, title and interest in, to and under the Purchased Rights.

     Section 10. Licensing Decisions. The DC Parties hereby acknowledge and agree that following the Closing VF shall, in its sole discretion, be entitled to make any and all determinations relating to licensing or otherwise granting rights to use the Nautica Name and Mark, and shall owe no duty (fiduciary or otherwise) to the DC Parties with respect to such determinations.

     Section 11. Public Announcements. The parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and will not issue any such press release or make any such public statement prior to such consultation; provided that, if VF has made a good faith effort to consult with the DC Parties prior to making such release or statement, VF may issue or make any press releases and public statements the making of which may be required by applicable law or any listing agreement with any national securities exchange.

     Section 12. Conditions to Closing. (a) The obligations of VF and the DC Parties to consummate the Closing are subject to the satisfaction of the following conditions:

          (i) The Merger Closing shall have occurred or shall occur substantially simultaneously with the Closing hereunder.

          (ii) No provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Closing.

          (iii) Any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated.

     (b) The obligation of VF to consummate the Closing is subject to the satisfaction of the following further conditions:

          (i) The DC Parties shall have performed in all material respects all of their obligations hereunder required to be performed by them on or prior to the Closing Date.

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          (ii) The representations and warranties of the DC Parties contained in this Agreement and in any certificate or other writing delivered by the DC Parties pursuant hereto shall be true in all material respects at and as of the Closing Date as if made at and as of such date (other than any representation and warranty that is expressly made as of a time other than the Closing Date).

          (iii) No action, suit, investigation or proceeding shall be pending against the DC Parties or affecting any of the Purchased Rights before any court or arbitrator or any governmental body, agency or official that would reasonably be expected to have an adverse effect on the Purchased Rights.

     (c) The obligation of the DC Parties to consummate the Closing is subject to the satisfaction of the following further conditions:

          (i) VF shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Closing Date.

          (ii) The representations and warranties of VF contained in this Agreement and in any certificate or other writing delivered by VF pursuant hereto shall be true in all material respects at and as of the Closing Date as if made at and as of such date (other than any representation and warranty that is expressly made as of a time other than the Closing Date).

     Section 13. Survival; No Other Representations. (a) The representations and warranties of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing.

     (b) Except for the representations and warranties contained in Section 6,
(i) neither the DC Parties nor any other Person has made any representation or warranty (whether express or implied) on behalf of the DC Parties, any of their Affiliates or any of their respective employees, agents or representatives regarding the Royalty Agreement, Nautica, Nautica Apparel or any transactions contemplated by this Agreement and (ii) the DC Parties hereby disclaim any such representation or warranty, notwithstanding the delivery or disclosure to VF or its employees, agents or representatives of any information, documents or other material, including without limitation any projections, estimates or budgets. Except for the representations and warranties contained in Section 7, (i) neither VF nor any other Person has made any representation or warranty (whether express or implied) on behalf of VF, any of its Affiliates or any of its employees, agents or representatives regarding any transactions contemplated by this

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Agreement and (ii) VF hereby disclaims any such representation or warranty, notwithstanding the delivery or disclosure to the DC Parties or Nautica or their employees, agents or representatives of any information, documents or other material.

     Section 14. Termination. This Agreement may be terminated at any time prior to the Closing:

     (a) by mutual written agreement of VF and the DC Parties;

     (b) by either VF or the DC Parties if the Merger Agreement shall have been terminated pursuant to the terms thereof;

     (c) by either VF or the DC Parties if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any court or governmental body having competent jurisdiction.

     The party desiring to terminate this Agreement pursuant to clause (b) or
(c) above shall give notice of such termination to the other party.

     Section 15. Effect of Termination. If this Agreement is terminated as permitted by Section 14, such termination shall be without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other parties to this Agreement and no party shall have any obligation to the others hereunder. The provisions of this
Section 15 and Sections 16 through 27 shall survive any termination pursuant to
Section 14.

     Section 16. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and, if an electronic mail address is given below, electronic mail ("e-mail") transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to VF, to:

          VF Corporation
          105 Corporate Center Boulevard
          Greensboro, North Carolina 27408
          Attention:  Candace Cummings
          Facsimile No.: (336) 424-7696
          E-mail: candace_cummings@vfc.com

          with a copy to:

          Davis Polk & Wardwell
          450 Lexington Avenue

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          New York, New York 10017
          Attention:  George R. Bason, Jr.
          Facsimile No.: (212) 450-3800
          E-mail: bason@dpw.com

     if to the DC Parties, to:

          Mr. David Chu
          610 Park Avenue
          New York, New York 10021
          Facsimile No.: 212-517-8638

     and to:

          DC & Company, Inc.
          c/o Mr. David Chu
          610 Park Avenue
          New York, New York 10021
          Facsimile No.: 212-517-8638

     with a copy to:

          Cleary, Gottlieb, Steen & Hamilton
          One Liberty Plaza
          New York, New York 10006
          Attention:  Daniel S. Sternberg
          Facsimile No.: 212-225-3999
          E-mail: dsternberg@cgsh.com

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

     Section 17. Amendment and Waivers. (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

     Section 18. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

     Section 19. No Right of Set-off. Each of VF, on the one hand, and the DC Parties, on the other hand, may set-off any payment obligation or amount that it owes under this Agreement to the other (or the other's permitted successors and assigns) against any payment obligation or amount owed by the other (or the other's permitted successors and assigns) to it or them under this Agreement. Except as otherwise provided in the immediately preceding sentence, all amounts payable pursuant to this Agreement shall be paid without reduction, set-off or counterclaim of any kind (including, without limitation, any reduction, set-off or counterclaim arising under or relating to the Merger Agreement or to the Employment and Consulting Agreement entered into as of the date hereof between DC and VF).

     Section 20. Successors and Assigns. The provisions of this Agreement shall be binding on and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto; except that (a) VF may transfer or assign, in whole or from time to time in part, to one or more of its Affiliates, the right to purchase all or a portion of the Purchased Rights, but no such transfer or assignment will relieve VF of its obligations hereunder and (b) DC & Co. may transfer or assign, in whole or from time to time in part, to any Person the right to receive payments of the Fixed Amount, but no such transfer or assignment will relieve the DC Parties of their obligations hereunder. The foregoing shall not be construed to restrict any transfer by VF or any of its Affiliates of any of the Purchased Rights after the Closing.

     Section 21. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules of such state.

     Section 22. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 16 shall be deemed effective service of process on such party.

     Section 23. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

     Section 24. Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

     Section 25. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

     Section 26. Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

     Section 27. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

     IN WITNESS WHEREOF the parties have executed this Agreement on the date first above written.

                                             DAVID CHU


                                                  /s/ David Chu
                                                --------------------------------


                                             DAVID CHU AND COMPANY, INC.


                                             By:  /s/ David Chu
                                                --------------------------------
                                                Name:  David Chu
                                                Title: President


                                             VF CORPORATION


                                             By:  /s/ Mackey J. McDonald
                                                --------------------------------
                                                Name:  Mackey J. McDonald
                                                Title: Chairman, President & CEO

                                                                      EXHIBIT A


                              ASSIGNMENT AGREEMENT

         ASSIGNMENT AGREEMENT, dated as of [      ], 2003, between David Chu and
Company, Inc., a Delaware Corporation ("DC & Co."), and VF Corporation, a Pennsylvania corporation ("VF").


                             W I T N E S S E T H :

         WHEREAS, VF and DC & Co. have concurrently herewith consummated the purchase by VF of the Purchased Rights pursuant to the terms and conditions of the Purchase Agreement dated as of July 7, 2003 among VF, DC & Co. and David Chu, (the "Purchase Agreement"; terms defined in the Purchase Agreement and not otherwise defined herein have the meanings ascribed to such terms in the Purchase Agreement);

         NOW, THEREFORE, in consideration of the purchase and sale of the Purchased Rights and subject to and in accordance with the terms of the Purchase Agreement, VF and DC & Co. agree as follows:

         1. (a) DC & Co. does hereby sell, transfer, assign and deliver to VF, free and clear of all Liens, all of the right, title and interest of DC & Co. in, to and under the Purchased Rights.

            (b) VF does hereby accept all the right, title and interest of DC & Co. in, to and under all of the Purchased Rights.

         2. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules of such state.

         3. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                                      DAVID CHU AND COMPANY, INC.


                                      By:
                                          --------------------------------------
                                          Name:    David Chu
                                          Title:   President



                                      VF CORPORATION


                                      By:
                                          --------------------------------------
                                          Name:
                                          Title: